UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

Sun River Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

86686U 10 3

(CUSIP Number)

Cicerone Corporate Development, LLC

Attn: Josh Pingel

501 Trophy Drive

Suite 314, PMB 116

Trophy Club, Texas 76262

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 5
CUSIP No. 86686 U 10 3

1.	Names of Reporting Persons Cicerone Corporate Development, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,226,123[1]
8. Shared Voting Power 6,337,233
9. Sole Dispositive Power 7,343,356[1]
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,343,356[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.85%[2]
14.	Type of Reporting Person (See Instructions) OO

[1]	Includes 220,000 shares of common stock issuable upon exercise of warrants.
[2]

Calculated on the basis of 23,805,819 shares of common stock, consisting of 23,585,819 shares of common stock outstanding as of August 10, 2010 and 220,000 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $1,000,000 dated August 3, 2010.

Schedule 13D	Page 3 of 5
CUSIP No. 86686 U 10 3

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (“Common Stock”), of Sun River Energy, Inc., a Colorado corporation (the “Issuer”), whose principal executive offices are located at 5950 Berkshire Lane, Suite 1650, Dallas, Texas 75225.

ITEM 2.	Identity and Background.

(a) – (c), (f) This statement is being filed by the person identified below (the “Reporting Person”):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
Cicerone Corporate Development, LLC	501 Trophy Drive Suite 314, PMB 116 Trophy Club, Texas 76262	Texas	Business Consulting Firm
Harry McMillan(1)	501 Trophy Drive Suite 314, PMB 116 Trophy Club, Texas 76262	US	Member of Cicerone
Josh Pingel(1)	501 Trophy Drive Suite 314, PMB 116 Trophy Club, Texas 76262	US	Managing Member of Cicerone

(1)	The listed person is a member of the Reporting Person.

(d) – (e) None of the Reporting Person or its members has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is reporting the beneficial ownership of 7,343,356 shares of the Issuer’s common stock, consisting of (a) (i) 240,000 shares and 220,000 shares issuable upon exercise of warrants granted to the Reporting Person as compensation under the terms of the Consulting Agreement (as hereinafter defined); (b) 766,123 shares of the Issuer’s common stock issued to the Reporting Person upon conversion of a certain convertible promissory notes executed by the Issuer in favor of the Reporting Person and in satisfaction of certain promissory notes assigned to the Reporting Person; and (c) 6,117,233 shares purchasable by the Reporting Person upon exercise of the Doak Options (as hereinafter defined).

ITEM 4.	Purpose of Transaction.

The shares of common stock have been purchased for investment purposes. The Reporting Person has present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) – (b) As of the date hereof, the Reporting Person beneficially owns 7,343,356 shares of the Issuer’s common stock, which represent 30.85% of the Issuer’s common stock outstanding. Until such time as the Reporting Person exercises the Doak Options, Stephen W. Weathers has voting control with respect to the shares underlying the Doak Options pursuant to an irrevocable proxy. The Reporting Person has dispositive power with respect to these shares.

(c) In July 2009, the Issuer entered into a consulting agreement (the “Consulting Agreement”) with the Reporting Person. Pursuant to the terms of the Consulting Agreement, in exchange for services under the Consulting

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CUSIP No. 86686 U 10 3

Agreement, the Issuer issues 20,000 shares of its common stock and a warrant to purchase 20,000 shares of its common stock, which warrant has an exercise price equal to the closing price of its common stock on the date of grant and is exercisable for a period of two years from the date of grant to the Reporting Person on a monthly basis. Effective July 15, 2010, the Issuer extended the existing Consulting Agreement with the Reporting for an additional three years. Pursuant to the terms of the Consulting Agreement, the Issuer has issued 20,000 shares of its common stock and warrants to purchase 20,000 shares of its common stock with an exercise price of $1.65 per share and an expiration date of June 30, 2012 within the last 60 days.

On July 27, 2010, the Issuer executed a commercial promissory note in the principal amount of $629,105.96 to the Reporting Person for payment of certain payables of the Company that were paid by Reporting Person. The note was unsecured, due on demand and bore interest at the rate of 4% per annum and convertible into shares of our common stock at the rate of $1.45 per share. On August 3, 2010, the Reporting Person converted the note into 433,867 shares of our common stock based on a conversion price of $1.45 per share.

On August 3, 2010, each of Robert Doak and New Mexico Energy, LLC granted the Reporting Person an option to purchase 2,941,666 shares and 3,175,567 shares of the Issuer’s common stock, respectively (collectively, the “Doak Options”). The Doak Options are exercisable for $1.50 per share and expire two years after the effective date. Pursuant to the terms of the Doak Options, the Reporting Person must purchase (i) 60,606 shares for $100,000 on or before September 2, 2010, (ii) 48,000 additional shares on or before October 2, 2010, and (iii) additional monthly increments of 20,000 shares on or before the 20th day of each month commencing October 20, 2010 with any balance to be purchased on or before the expiration date of the option. Until such time as the Reporting Person exercises the Doak Options, Stephen W. Weathers has voting control with respect to the shares underlying the Doak Options pursuant to an irrevocable proxy.

On August 3, 2010, the holder of promissory notes in the aggregate principal amount of $463,261.56 assigned its rights, title and interest in the promissory notes to the Reporting Peron. On August 6, 2010, the Reporting Person agreed to accept 312,363 shares of the Issuer’s common stock in full satisfaction of the principal and accrued but unpaid interest due on the promissory notes based on a rate of $1.50 per share.

Except as set forth herein, none of the Reporting Persons effected any other transactions in any class of equity securities of the Issuer in the sixty (60) days prior to the filing of this statement.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On August 3, 2010, each of Robert Doak and New Mexico Energy, LLC granted the Reporting Person an option to purchase 2,941,666 shares and 3,175,567 shares of the Issuer’s common stock, respectively. The Doak Options are exercisable for $1.50 per share and expire two years after the effective date. Pursuant to the terms of the Doak Options, the Reporting Person must purchase (i) 60,606 shares for $100,000 on or before September 2, 2010, (ii) 48,000 additional shares on or before October 2, 2010, and (iii) additional monthly increments of 20,000 shares on or before the 20th day of each month commencing October 20, 2010 with any balance to be purchased on or before the expiration date of the option. Until such time as the Reporting Person exercises the Doak Options, Stephen W. Weathers has voting control with respect to the shares underlying the Doak Options pursuant to an irrevocable proxy.

ITEM 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2010

CICERONE CORPORATE DEVELOPMENT, LLC

By:	/s/ Josh Pingel, Managing Member
Josh Pingel, Managing Member